Exhibit 11

OfficeMax Incorporated and Subsidiaries
Computation of Per-Share Income (Loss)

	Quarter Ended
	March 26, 2005	March 31, 2004
	(thousands, except per-share amounts)
Basic
Income (loss) from continuing operations	$(1,000)	$64,735
Preferred dividends (a)	(1,106)	(3,366)

Basic income (loss) before discontinued operations	(2,106)	61,369
Loss from discontinued operations	(4,292)	(5,612)

Basic income (loss)	$(6,398)	$55,757

Average shares used to determine basic income (loss) per common share	92,956	86,075

Basic income (loss) per common share:
Continuing operations	$(0.03)	$0.72
Discontinued operations	(0.04)	(0.07)

Basic income (loss) per common share	$(0.07)	$0.65

Diluted
Basic income (loss) before discontinued operations	$(2,106)	$61,369
Preferred dividends eliminated	—	3,366
Supplemental ESOP contribution	—	(3,063)

Diluted income (loss) before discontinued operations	(2,106)	61,672
Loss from discontinued operations	(4,292)	(5,612)

Diluted income (loss) (b)	$(6,398)	$56,060

Average shares used to determine basic income (loss) per common share	92,956	86,075
Restricted stock, stock options and other	—	1,883
Series D Convertible Preferred Stock	—	3,309

Average shares used to determine diluted income (loss) per common share (c)	92,956	91,267

Diluted income (loss) per common share:
Continuing operations	$(0.03)	$0.67
Discontinued operations	(0.04)	(0.06)

Diluted income (loss) per common share	$(0.07)	$0.61

(a)   The dividend attributable to the company’s Series D Convertible Preferred Stock held by the company’s ESOP (employee stock ownership plan) is net of a tax benefit.

(b)   Adjustments totaling $0.1 million for the quarter ended March 26, 2005 were not included in the computation of diluted income (loss) per share because the impact would have been anti-dilutive due to the net loss recognized in the quarter.

(c)   Options to purchase 7.3 million shares of common stock were outstanding during the quarter ended March 26, 2005, but were not included in the computation of diluted income (loss) per share because the impact would have been anti-dilutive due to the net loss recognized in the quarter.  Options to purchase 3.9 million shares of common stock were outstanding during the quarter ended March 31, 2004, but were not included in the computation of diluted income (loss) per share because the exercise prices of the options were greater than the average market price of the common shares.  Forward contracts to purchase 5.2 million shares of common stock were outstanding during the three months ended March 31, 2004, but were not included in the computation of diluted income (loss) per share because the securities were not dilutive under the treasury stock method.  These forward contracts were related to our adjustable conversion-rate equity security units.